SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, Co. Wicklow
Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279,333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-280391, 333-279017  and 333-267160).]

Trinity Biotech plc

EXPLANATORY NOTE

Filed herewith as Exhibits 99.1 and 99.2 are Registrant’s Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2024 and for the Six Months Ended June 30, 2024 and June 30, 2023 and Management’s Discussion and Analysis of Results of Operations.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech plc Condensed Interim Unaudited Consolidated Financial Statements as of June 30, 2024

99.2	Management’s Discussion and Analysis of Results of Operations, Liquidity and Cash Flows

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant) By: /s/ Louise Tallon Louise Tallon Chief Financial Officer

Date: October 2, 2024